FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November 2006


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









                                BG Group plc

                      Notification of Interests in Shares

     Exercise of option and sale of shares by person discharging managerial responsibility

Stefan Ricketts

The Company has received notification from Stefan Ricketts, General Counsel, that on 8 November 2006 he exercised an option under the BG Group Company Share Option Scheme over 4,003 ordinary shares of 10p each at a price of GBP2.685 per share. He subsequently sold 2,041 shares arising from this exercise at a price of GBP6.995 per share.

In addition, Mr Ricketts has notified that he transferred 1,962 shares, also from this exercise, to his wife at nil consideration which she subsequently sold at a price of GBP6.995 per share.

As a result, Mr Ricketts' beneficial interests in the ordinary share capital of BG Group plc are 32,811 shares, representing 0.001% of the shares in issue.


8 November 2006
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 November 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary